Exhibit 12

UNIVERSAL CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES
AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Three Months Ended December 31,		Nine Months Ended December 31,
(in thousands, except for ratios)	2014	2013	2014	2013

Earnings
Pretax income before equity in pretax earnings (loss) of unconsolidated affiliates	$88,401	$64,626	$93,414	$189,581
Fixed charges (net of interest capitalized)	5,793	5,806	16,142	18,755
Distribution of earnings from unconsolidated affiliates	5,228	6,508	5,228	6,508
Total Earnings	$99,422	$76,940	$114,784	$214,844

Fixed Charges and Preference Dividends
Interest expense	$4,637	$5,157	$13,509	$16,623
Interest capitalized	—	—	—	—
Amortization of premiums, discounts, and debt issuance costs	735	311	1,387	976
Interest component of rent expense	421	338	1,246	1,156
Total Fixed Charges	5,793	5,806	16,142	18,755
Dividends on convertible perpetual preferred stock (pretax)	5,711	5,711	17,134	17,134
Total Fixed Charges and Preference Dividends	$11,504	$11,517	$33,276	$35,889

Ratio of Earnings to Fixed Charges	17.16	13.25	7.11	11.46

Ratio of Earnings to Combined Fixed Charges and Preference Dividends	8.64	6.68	3.45	5.99